 1-A/A LIVE 0001677159 XXXXXXXX 024-10622 false false false Bofat Investment Inc DE 2016 0001677159 3990 81-2620974 2 1 6740 GREENBRIAR CURVE SHAKOPEE MN 55379 7604436744 Andy Altahawi Other 1500.00 0.00 0.00 0.00 1500.00 0.00 0.00 0.00 1500.00 1500.00 0.00 0.00 0.00 0.00 0.00 0.00 N/A Common 15000000 N/A N/A N/A 0 N/A N/A N/A 0 N/A N/A true true false Tier1 Unaudited Equity (common or preferred stock) N N N Y N N 2500000 15000000 2.00 5000000.00 0.00 0.00 0.00 5000000.00 true false CA CT FL MN NJ NY TX WA false Bofat Investments inc Common 15000000 0 31500 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.